FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 17 DECEMBER 2015

1.         DATE, TIME AND PLACE: On 17 December 2015, at 11:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company” or “Issuer”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City of São Paulo, State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary: Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri,  represented by means of Power of Attorney by Mr. Sr. Arnaud Strasser, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

4.         AGENDA: To resolve on (i) the 1st (first) issuance of promissory notes of the Issuer ("Promissory Notes" and "Issuance", respectively), in accordance with the Securities and Exchange Commission ("CVM") Instruction No. 566, of July 31, 2015 ("CVM Instruction 566/15"), for public distribution with restricted distribution efforts under CVM Instruction No. 476, of January 16, 2009, as amended, authorized by subsection I, §1°, of Article 1, this standard ("CVM Instruction 476/09" and "Offer", respectively), with the following criteria; and (ii) the granting of powers to the Board of the Issuer so it can performance all acts and take all necessary measures to formalize the Issuance object of the above decision.

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5.         RESOLUTIONS: As the meeting commenced, the Board of Directors’ members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1.      Hold the first (1st) public issuance of promissory notes of the Issuer, for public distribution with restricted distribution efforts, pursuant to CVM Instruction 476/09, with the following characteristics: (i) quantity and serial number of Promissory Notes: 10 Promissory Notes, which will be issued in a single series; (ii) unit face value:
R$ 50,000,000.00 (fifty million reais) in the respective Issuance Date, as defined below ("Unit Face Value"); (iii) total amount of the issuance: R$ 500,000,000.00 (five hundred million reais); (iv) form and proof of ownership: the Promissory Notes will be issued in physical form, and will be held in custody by the institution hired to provide custodian services for physical custody of the Promissory Notes ("Custodian"), and, for all legal purposes, ownership of the Promissory Notes shall be evidenced by the possession of deeds. The issued Promissory Notes shall circulate with endorsement of mere transfer of ownership, with no guarantee. In addition, it shall be recognized as proof of ownership the statement issued by CETIP S.A. – Mercados Organizados ("CETIP") on behalf of the holder of the promissory note, for the notes deposited electronically with CETIP; (v) date of issuance: the date of issuance of the notes shall be the date of their actual subscription and payment ("Issuance Date"); (vi) maturity of the Promissory Notes: maturity of the Promissory Notes shall occur within 180 (one hundred eighty) days counted from the Issuance Date of the Promissory Notes, subject to the possibility of Optional Early Redemption or eventual early maturity, provided that all Promissory Notes shall have the same expiration date ("Expiration Date"); (vii) subscription price: the Promissory Notes shall be paid in cash upon subscription, in Brazilian currency, in accordance with the liquidation rules applicable to CETIP; (viii) distribution and trading: the Promissory Notes shall be deposited (i) for distribution in the primary market and subscribed according to CETIP's procedures, exclusively via MDA – Módulo de Distribuição de Ativo ("MDA") (asset distribution module), managed and operated by CETIP, with the distribution financially liquidated in accordance with the procedures of CETIP; and (ii) for trading in the secondary market through the Module CETIP21 – Títulos e Valores Mobiliários, managed and operated by CETIP, and negotiations financially liquidaded and the Promissory Notes electronically deposited with CETIP. Concurrently with the liquidation, the Promissory Notes shall be deposited in the name of the holder in the CETIP Electronic Custody System. The Promissory Notes shall be subject to public distribution with restricted efforts of distribution, under the firm guarantee of placement, to be provided by an institution of the distribution system of securities, leader of the restricted offer of the Promissory Notes ("Lead Underwriter") having as target professional investors, as defined under Article 9 of CVM Instruction No. 539, of November 13, 2013, as amended; (ix) payment of the Promissory Notes: over the Unit Face Value of the Promissory Notes shall accrue interest corresponding to 100% (one hundred percent) of the cumulative percentage variation in the average daily rates of the DI - Interbank Deposits for one day, over extra group, expressed as a percentage per year on a 252-business day (two hundred and fifty two) basis, calculated and published daily by CETIP in the daily bulletin available on its website (http://www.cetip.com.br), plus spread or surcharge of 1.49% (one point forty-nine percent) per year on a 252-business day (two hundred and fifty two) basis, calculated exponentially and cumulatively, pro rata from the Issuance Date until the date of effective payment ("Compensatory Interest") considering the criteria set out in the "Notebook of Formulas, Commercial Notes and Obligations - CETIP21" available for consultation on the website http://www.cetip.com.br, reproduced in the Promissory Notes; (x) compensation payment periodicity: in a single installment, together with the Unit Face Value, at the time of maturity or early redemption of each Promissory Notes or on the date of Optional Early Redemption; (xi) adjustment of face value: there shall be no adjustment of the face value of the Promissory Notes; (xii) acceleration: being the payment of the Unit Face Value owed by CBD plus other Compensatory Interests and other charges, calculated pro rata temporis from

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the Issuance Date until the date of payment of overdue Promissory Notes in occurrence of the events to be laid down in their deeds, and subject to the procedures thereof; (xiii) optional early redemption: the Promissory Notes may be redeemed at any time, in whole or in part, by a decision of the Issuer, unilaterally, in accordance with CVM Instruction 566/15, paragraph 3 of Article 5, upon payment (a1) of the Unit Face Value plus Compensatory Interest calculated pro rata from the Issuance Date until the date of effective redemption ("Outstanding Balance") and (a2) premium equivalent to (a) 0.20% flat if such early redemption occurs within 90 (ninety) days (inclusive) after the Issuance Date or (b) 0.15% flat if such early redemption occurs after 90 (ninety) days (inclusive) after the Issuance Date, accrued on the Outstanding Balance calculated in accordance with item "a1" above ("Early Redemption"), being that: (1) (a) the holders of the Promissory Notes should be informed with at least five (5) business days prior to the redemption (Y) through correspondence sent by the Issuer to holders of the Promissory Notes or (Z) by means of publication of notice to the holders of the Promissory Notes in the newspapers indicated in deed of the Promissory Note and (b) CETIP should be informed at least two (2) business days prior to the redemption, and such notice shall inform (I) the date of early redemption, (ii) the place of performance, (iii) the redemption procedure, (IV) forecast of the amount to be redeemed and (v) any other information necessary to the transaction of the early redemption; (2) any partial early redemption shall be carried out by means of raffle or auction, pursuant to paragraph 5 of Article 5 of CVM Instruction 566/15; and (3) the liquidation of the Optional Early Redemption shall follow the operating procedures provided by CETIP for Promissory Notes that are deposited electronically with CETIP. All steps for the validation process of the early redemption, such as accreditation of the Promissory Note holders and the qualification and validation of the number of the notes to be redeemed by the holder, will be conducted outside the scope of CETIP; (xiv) placement of additional lot and allotment: there shall be placement of additional lot and allotment of Promissory Notes; (xv) late charges: in case of tardiness in payment of any amount owed under the Promissory Notes, the amounts in arrears shall be subject to (1) conventional moratorium fine, irreducible and non-compensatory, of 2% (two percent) over the unpaid and due amount; and (2) the non-compensatory arrears

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interest calculated from the date of default to the date of actual payment at the rate of 1% (one percent) per month or month fraction on the amount due and unpaid, regardless of judicial or extrajudicial notice or notification; (xvi) extension of due dates: due dates shall be considered automatically extended until the next first business day if due date is a bank or market holiday in the city of São Paulo, State of São Paulo, without any accrual to the amounts to be paid, except in cases with payments to be made through CETIP, in which case there will only be extension when the date of payment of the obligation is a Saturday, a Sunday or national public holiday; (xvii) guarantees: the Promissory Notes will not be backed by personal guarantees or any collateral; (xviii) the place of payment: payments related to the Promissory Notes shall be made in accordance with the procedures adopted by CETIP, when the Promissory Notes are deposited electronically with CETIP, or at the CBD headquarters, or in accordance with the procedures adopted by the agent bank, whenever the promissory note is not filed electronically at CETIP; (xix) allocation of resources: the proceeds of the Issuance will be fully used to strengthen the working capital of the Issuer.

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5.2       Granting of Powers to the Board of Officers of the Issuer: to authorize such board and other legal representatives of the Issuer to, on its behalf, (i) to hire institution member of the securities distribution system to play the intermediary institution function of leading the public offering with restricted distribution efforts of the Promissory Notes; (ii) to hire service providers for the Issuance, such as the Agent Bank, Custodian of the physical custody of the Promissory Notes, legal advisors, among others; (iii) to negotiate and define all the specific terms and conditions of the Issuance and the Offer that were not subject to the approval of this meeting of the Board of Directors, in particular the terms and conditions of early termination; (iv) execute all documents, including but not limited to the deeds and placement agreement and distribution of the Promissory Notes; and (v) to take all necessary steps to carry out the Issuance and the Offer. All acts relating to the Offer which have been previously performed by the Board of Officers and other legal representatives of the Issuer are hereby ratified.

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6.         APPROVAL AND SIGNATURE OF THESE MINUTES: With nothing to further discuss, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 17 December 2015. Signatures: Chairman – Arnaud Strasser; Secretary – Ana Paula Tarossi. Jean-Charles Naouri (p.p. Arnaud Strasser), Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima e Yves Desjacques.

I certify, for due purposes, that this is a certificate of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 18, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.